FORM 4

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

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(Print or Type Responses)
1. Name and Address of Reporting Person* Cramer Harold R.	2. Issuer Name and Tickler or Trading Symbol Exxon Mobil Corporation - XOM						6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
							Director		10% Owner
							X	Officer (give title below)	Other (specify below)
Vice President
(Last) (First) (Middle) 5959 Las Colinas Blvd.	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)			4. Statement for Month/Day/Year March 19, 2003			7. Individual or Joint/Group Filing (Check Applicable Line)
				5. If Amendment, Date of Original (Month/Day/Year)			X	Form filed by One Reporting Person
(Street) Irving TX 75039-2298								Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/ Day/ Year)	3. Trans- action Code (Instr.8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Owner- ship (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock	03/19/2003		M		20,000	A	$15.28
Common Stock	03/19/2003		S		20,000	D	$35.45	260,863	D
Common Stock								5,297.7041	I	By Savings Plan

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*	If the form is filed by more than one reporting person, see Instruction 4(b)(v).
	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.	(Over) SEC 1474 (9-02)

FORM 4 (continued)	Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr.8)		5. Number of Deriv- ative Securities Ac- quired (A) or Dis- posed of (D) (Instr. 3, 4 and 5)		6. Date Exer- cisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Deriv- ative Secur- ity (Instr. 5)	9. Number of deriv- ative Secur- ities Bene- ficially Owned Follow- ing Reported Trans- action(s) (Instr. 4)	10. Owner- ship Form of Deri- vative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Benefi- cial Owner- ship (Instr. 4)
				Code	V	(A)	(D)	Date Exer- cisable	Expira- tion Date	Title	Amount or Number of Shares
Notional Stock Units w/Dividend Equivalent Rights)	1 for 1							(1)	(1)	Common Stock			33,147.3655	D
Employee Stock Option (Right to Buy)	$15.28000	03/19/03		M			20,000	01/28/1997	01/28/2004	Common Stock	20,000	$15.28000	36,824	D
Employee Stock Option (Right to Buy)	$16.53500							02/24/1998	02/24/2005	Common Stock		$16.53500	62,600	D
Employee Stock Option (Right to Buy)	$21.78000							02/22/1999	02/22/2006	Common Stock		$21.78000	90,460	D
Employee Stock Option (Right to Buy)	$23.39000							02/28/2000	02/28/2007	Common Stock		$23.39000	90,778	D
Employee Stock Option (Right to Buy)	$26.97500							02/27/2001	02/27/2008	Common Stock		$26.97500	115,106	D
Employee Stock Option (Right to Buy)	$31.70000							02/26/2002	02/26/2009	Common Stock		$31.70000	151,964	D
Employee Stock Option (Right to Buy)	$41.78125							12/08/2000	12/08/2009	Common Stock		$41.78125	168,000	D
Employee Stock Option (Right to Buy)	$45.21875							11/29/2001	11/29/2010	Common Stock		$45.21875	170,000	D
Employee Stock Option (Right to Buy)	$37.12000							11/28/2002	11/28/2011	Common Stock		$37.12000	170,000	D
Explanation of Responses:
(1) To be settled in cash in one or more installments following retirement.
		/s/ H. R. Cramer	3/20/2003

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations.	**Signature of Reporting Person	Date
	See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	H. R. Cramer
Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

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